Media Release



GOLD FIELDS



OPERATIONAL UPDATE
FOR THE QUARTER ENDED 30 SEPTEMBER 2021

STATEMENT BY CEO OF GOLD FIELDS, CHRIS GRIFFITH

South Deep star performer in Q3 2021

Gold Fields had a solid September 2021 quarter, with attributable gold equivalent production for Q3 2021 of 606koz, up 9% YoY (up 8% QoQ). South Deep in particular had a good quarter, with production up 30% QoQ. All-in cost (AIC) increased by 18% YoY (down 3% QoQ) to US$1,263/oz largely due to the capital expenditure at Salares Norte increasing from US$23m to US$108m, while all-in sustaining costs (AISC) increased 5% YoY (and decreased 8% QoQ) to US$1,016/oz. AIC would have increased by 3% to US$1,050/oz from US$1,024/oz if the significant project capex at Salares Norte and the appreciation of the Australian Dollar and South African Rand are excluded.

The Australian region produced 256koz at AIC of A$1,499/oz (US$1,102/oz) and AISC of A$1,386/oz (US$1,018/oz). Our mines in Ghana produced on a managed basis 214koz (including 45% of Asanko) at AIC of US$1,097/oz and AISC of US$1,072/oz. Cerro Corona in Peru produced 69koz (gold equivalent) at AIC of US$951 per gold equivalent ounce and AISC of US$805 per gold equivalent ounce.

South Deep had a good September 2021 quarter, with managed production of 88koz at an AIC of R567,550/kg (US$1,208/oz) and AISC of R542,660/kg (US$1,155/oz). South Deep remains on track to meet the revised guidance provided with the Q1 2021 operating update, despite certain maintenance activities planned in Q4 2021.

Balance sheet

Gold Fields remains in a strong financial position. During Q3 2021, there was a further decrease in the net debt balance (including leases) to US$1,037m at 30 September 2021 from US$1,097m at 30 June 2021, even after taking into account the interim dividend payment of US$132m. This translates in a net debt to EBITDA of 0.44x, compared to 0.49x at 30 June 2021. The net debt balance (excluding leases) decreased to US$620m from US$663m at the end of June 2021.

Salares Norte

The critical path of the project remains on track, although Q3 2021 was again impacted by severe winter weather (in the early part of the quarter) as well as ongoing COVID-19 constraints. Given the COVID-19 and weather impacts it is unlikely that the project will achieve the previously guided 65% completion milestone by the end of 2021 and should see completion of around 62% by year end. Importantly, all the critical path items are tracking plan. In addition, more than 95% of imported components have arrived in Chile, so the project is not expected to be delayed by shipping constraints currently being experienced globally. The project remains on track to deliver first gold by the end of Q1 2023. Mining and exploration were the standouts for the quarter, with both activities outperforming the plan for the quarter.

SALIENT FEATURES

606,000
OUNCES OF ATTRIBUTABLE GOLD PRODUCTION

US$1,263
PER OUNCE OF ALL-IN COST

JOHANNESBURG, 11 NOVEMBER 2021: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2021. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

COVID-19 update

So far this year (as at 8 November 2021), we have recorded 14 deaths among our workforce; ten at South Deep in South Africa, and two each in Peru and Ghana. Eight of these fatalities occurred in Q3 2021, bringing the total number of COVID-19 related deaths in the Company to 20 since the beginning of the pandemic in early 2020. Our heartfelt condolences go out, once again, to the family, friends and colleagues of the deceased.

We have accelerated the COVID-19 vaccinations among our workforce and are collaborating closely with our host governments in doing so. As at 8 November 2021, we have surpassed over 15,000 first vaccinations: 72% of the workforce has received at least one vaccination and 50% is fully vaccinated. In all but Ghana, where access to vaccinations is limited, our operations have achieved a level of at least 70% first dosage. South Deep and Salares Norte continue to lead the way with well over 90% of employees receiving their first dose.

Where it is legally permissible, Gold Fields is considering mandatory vaccination among employees. Gold Fields Australia has introduced its policy on the back of the Western Australian state government's mandatory vaccination policy for all Fly-in, Fly-out (FIFO) workers (first dose no later than 1 December 2021, second dose by 1 January 2022), and have extended this to Perth office employees as well.

Mandatory vaccination is not permissible under the law in Peru and Chile, while a shortage of vaccinations makes this unfeasible in Ghana at present.

Apart from vaccination campaigns, we continue to support our workforce through, amongst others, educational awareness, programmes, implementing stringent safety protocols, rapid testing and offering medical assistance if employees contract the virus.

During the first three quarters of 2021, our operations spent approximately US$16.8m on COVID-19 related initiatives and interventions, such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$1.7m was spent on donations to assist governments and communities in their fight against the pandemic. In 2020, the respective figures were US$30m and US$3m.

ESG updates

While there was no fatal incident at our operations in Q3 2021, we reported three serious injuries, bringing the total in the year to date to seven. Six serious injuries were recorded in 2020. There have been no lost time injuries at Tarkwa, Damang and Agnew in 2021 year to date, demonstrating that eliminating fatalities and serious injuries is possible, particularly since these results have come during the COVID-19 pandemic. The Total Recordable Injury Frequency Rate (TRIFR) moved back to a downward trend in Q3 2021, after two years of increases, driven in part by a drive to increase reporting transparency across the group.

We are on track to publish our environmental, social and governance (ESG) priorities, accompanied by wide-ranging objectives and detailed 2030 targets, on 1 December 2021.

Ratings agency MSCI upgraded its ESG rating of Gold Fields from BBB to A for the first time, while rating group ISS assigned Gold Fields a top rating of E 1 S 1 G 1.

On track to meet 2021 guidance

FY 2021 production and cost guidance, as provided in February 2021, remains intact. Attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. As previously guided, AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be between US$1,310/oz to US$1,350/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: US$/R15.50 and US$/A$0.75.

Chris Griffith
Chief Executive Officer

11 November 2021

Key statistics

Figures in millions unless otherwise stated		United States Dollars Quarter		
		Sept 2021	June 2021	Sept 2020
Gold produced*	oz (000)	606	563	557
Tonnes milled/treated	000	10,638	10,627	10,433
Revenue (excluding Asanko)	US$/oz	1,770	1,820	1,921
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	45	44	41
All-in sustaining costs	US$/oz	1,016	1,107	964
Total all-in cost	US$/oz	1,263	1,297	1,070
Net debt	US$m	1,037	1,097	1,159
Net debt (excluding lease liabilities)	US$m	620	663	796
Net debt to EBITDA ratio	US$m	0.44	0.49	0.68

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.

At 30 September 2021, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 6% of Group production.
All-in-sustaining costs and total all-in cost in the key statistics table include all Gold Fields operations, projects and offices. The tables on pages 4 and 5 presents only the mining operations.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2021

Number of shares in issue		NYSE – (GFI)	
– at end September 2021	887,717,348	Range – Quarter	US$7.75 – US$10.04
– average for the quarter	887,717,348	Average volume – Quarter	5,757,621 shares/day
Free float	100 per cent	**JSE LIMITED – (GFI)**	
ADR ratio	1:1	Range – Quarter	ZAR117.26 – ZAR146.38
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Quarter	3,230,001 shares/day

Salient features and cost benchmarks

United States Dollars

Figures are in millions unless otherwise stated		Total Mine operations including equity accounted Joint Venture	Total Mine operations excluding equity accounted Joint Venture	South African Region	West Africa Region				South America Region
					Ghana				Peru
				South Deep	Total	Tarkwa	Damang	Asanko* 45%	Cerro Corona
Operating Results									
Ore milled/treated (000 tonnes)	**Sept 2021**	**10,638**	**9,944**	**755**	**5,354**	**3,493**	**1,167**	**694**	**1,746**
	June 2021	10,627	9,963	766	5,379	3,546	1,170	664	1,700
	Sept 2020	10,433	9,773	563	5,295	3,468	1,167	660	1,751
Yield (grams per tonne)	**Sept 2021**	**1.8**	**1.9**	**3.6**	**1.2**	**1.2**	**1.5**	**1.0**	**1.2**
	June 2021	1.7	1.8	2.8	1.3	1.2	1.6	1.1	1.0
	Sept 2020	1.7	1.8	3.6	1.2	1.1	1.6	1.0	0.9
Gold produced (000 managed equivalent ounces)	**Sept 2021**	**628.4**	**606.1**	**88.2**	**214.4**	**135.7**	**56.4**	**22.3**	**69.4**
	June 2021	585.2	562.6	67.9	218.9	134.4	61.8	22.7	52.9
	Sept 2020	576.3	554.2	64.9	211.2	127.3	61.9	22.0	50.5
Gold produced (000 attributable equivalent ounces)	**Sept 2021**	**605.7**	**583.4**	**85.1**	**195.2**	**122.1**	**50.8**	**22.3**	**69.1**
	June 2021	562.9	540.3	65.5	199.3	120.9	55.6	22.7	52.7
	Sept 2020	557.0	535.0	64.9	192.3	114.6	55.7	22.0	50.2
Gold sold (000 managed equivalent ounces)	**Sept 2021**	**624.9**	**603.1**	**91.5**	**213.9**	**135.7**	**56.4**	**21.8**	**59.9**
	June 2021	596.6	572.6	67.2	220.2	134.4	61.8	24.0	50.8
	Sept 2020	556.1	531.9	65.9	213.5	127.3	61.9	24.3	40.6
Cost of sales before amortisation and depreciation (million)	**Sept 2021**	**(427.5)**	**(400.7)**	**(85.7)**	**(134.9)**	**(73.2)**	**(34.9)**	**(26.9)**	**(33.4)**
	June 2021	(453.9)	(425.3)	(77.7)	(149.3)	(84.2)	(36.4)	(28.7)	(41.4)
	Sept 2020	(368.4)	(337.7)	(58.6)	(137.0)	(77.6)	(28.6)	(30.7)	(28.1)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Sept 2021**	**45**	**45**	**112**	**29**	**21**	**46**	**42**	**28**
	June 2021	44	44	105	31	24	50	40	25
	Sept 2020	41	41	102	32	21	59	42	20
Sustaining capital (million)	**Sept 2021**	**(157.0)**	**(152.1)**	**(17.9)**	**(64.7)**	**(55.4)**	**(4.3)**	**(4.9)[&]**	**(9.0)**
	June 2021	(152.9)	(149.8)	(11.7)	(63.4)	(57.0)	(3.3)	(3.1)[&]	(4.9)
	Sept 2020	(107.9)	(104.8)	(7.7)	(49.9)	(41.5)	(5.3)	(3.1)[&]	(5.2)
Non-sustaining capital (million)	**Sept 2021**	**(37.3)**	**(36.7)**	**(4.8)**	**(2.2)**	**—**	**(1.5)**	**(0.7)**	**(8.5)**
	June 2021	(36.6)	(35.5)	(6.3)	(2.9)	—	(1.7)	(1.2)	(7.1)
	Sept 2020	(28.1)	(22.7)	(1.3)	(6.8)	—	(1.4)	(5.4)	(7.4)
Total capital expenditure (million)	**Sept 2021**	**(194.3)**	**(188.8)**	**(22.7)**	**(66.9)**	**(55.4)**	**(5.8)**	**(5.6)**	**(17.5)**
	June 2021	(189.5)	(185.3)	(18.0)	(66.3)	(57.0)	(5.0)	(4.3)	(12.0)
	Sept 2020	(136.0)	(127.5)	(9.0)	(56.7)	(41.5)	(6.7)	(8.5)	(12.6)
All-in-sustaining costs (dollar per ounce)	**Sept 2021**	**1,013**	**990**	**1,155**	**1,072**	**1,091**	**823**	**1,598**	**24**
	June 2021	1,103	1,085	1,350	1,123	1,216	778	1,497	(78)
	Sept 2020	956	930	1,055	1,030	1,099	710	1,488	271
Total all-in-cost (dollar per ounce)	**Sept 2021**	**1,081**	**1,058**	**1,208[#]**	**1,097**	**1,091**	**879**	**1,697**	**342**
	June 2021	1,173	1,155	1,443	1,150	1,216	833	1,595	282
	Sept 2020	1,011	975	1,075	1,068	1,099	732	1,760	594

Average exchange rates were US$1 = R14.63, US$1 = R14.13 and US$1 = R16.91 for the September 2021, June 2021 and September 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.74, A$1 = US$0.77 and A$1 = US$0.72 for the September 2021, June 2021 and September 2020 quarters, respectively.
Figures may not add as they are rounded independently.

* Equity accounted Joint Venture.

[&] Includes Gold Fields 45% share of deferred stripping of US$2.1m and US$0.7m (100% basis US$4.7m and US$1.6m) for the September 2021 and June 2021 quarters, respectively.

[#] The significant increase in AIC/oz to US$1,208/oz in Q3 2021 from US$1,075/oz in Q3 2020 is largely due to the appreciation of the South African Rand. The AIC/oz would have been US$1,044/oz in Q3 2021 if the exchange rate was normalised.

Salient features and cost benchmarks continued

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
		Australia					Australia					
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**Sept 2021**	**2,783**	**1,025**	**307**	**400**	**1,051**	**2,783**	**1,025**	**307**	**400**	**1,051**	**755**
	June 2021	2,781	1,021	329	438	993	2,781	1,021	329	438	993	766
	Sept 2020	2,825	1,122	334	425	944	2,825	1,122	334	425	944	563
Yield (grams per tonne)	**Sept 2021**	**2.9**	**2.9**	**5.4**	**6.1**	**0.9**	**2.9**	**2.9**	**5.4**	**6.1**	**0.9**	**3.6**
	June 2021	2.7	2.9	5.7	4.5	0.8	2.7	2.9	5.7	4.5	0.8	2.8
	Sept 2020	2.7	2.5	5.8	5.1	0.9	2.7	2.5	5.8	5.1	0.9	3.6
Gold produced (000 managed equivalent ounces)	**Sept 2021**	**256.3**	**94.0**	**53.8**	**78.9**	**29.7**	**256.3**	**94.0**	**53.8**	**78.9**	**29.7**	**2,744**
	June 2021	245.5	94.5	60.8	63.6	26.6	245.5	94.5	60.8	63.6	26.6	2,112
	Sept 2020	249.6	90.5	62.1	69.1	28.0	249.6	90.5	62.1	69.1	28.0	2,019
Gold produced (000 attributable equivalent ounces)	**Sept 2021**	**256.3**	**94.0**	**53.8**	**78.9**	**29.7**	**256.3**	**94.0**	**53.8**	**78.9**	**29.7**	**2,646**
	June 2021	245.5	94.5	60.8	63.6	26.6	245.5	94.5	60.8	63.6	26.6	2,037
	Sept 2020	249.6	90.5	62.1	69.1	28.0	249.6	90.5	62.1	69.1	28.0	2,019
Gold sold (000 managed equivalent ounces)	**Sept 2021**	**259.5**	**94.0**	**53.1**	**82.0**	**30.4**	**259.5**	**94.0**	**53.1**	**82.0**	**30.4**	**2,847**
	June 2021	258.4	99.9	64.6	65.4	28.4	258.4	99.9	64.6	65.4	28.4	2,089
	Sept 2020	236.2	86.9	58.4	62.5	28.4	236.2	86.9	58.4	62.5	28.4	2,049
Cost of sales before amortisation and depreciation (million)	**Sept 2021**	**(173.6)**	**(60.4)**	**(42.6)**	**(46.9)**	**(23.7)**	**(236.2)**	**(82.4)**	**(57.9)**	**(63.8)**	**(32.0)**	**(1,252.5)**
	June 2021	(185.6)	(70.7)	(46.4)	(49.2)	(19.3)	(241.1)	(91.8)	(60.2)	(64.0)	(25.1)	(1,100.3)
	Sept 2020	(144.7)	(48.2)	(40.5)	(38.7)	(17.3)	(199.6)	(65.7)	(56.3)	(53.6)	(23.9)	(990.1)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Sept 2021**	**66**	**72**	**134**	**112**	**23**	**90**	**97**	**182**	**152**	**32**	**1,638**
	June 2021	64	64	126	112	22	83	84	163	145	28	1,489
	Sept 2020	59	60	115	101	19	83	85	159	141	27	1,726
Sustaining capital (million)	**Sept 2021**	**(65.5)**	**(23.3)**	**(15.0)**	**(16.7)**	**(10.5)**	**(88.8)**	**(31.7)**	**(20.4)**	**(22.5)**	**(14.2)**	**(260.9)**
	June 2021	(73.0)	(27.9)	(17.4)	(17.4)	(10.3)	(94.7)	(36.2)	(22.5)	(22.6)	(13.3)	(166.1)
	Sept 2020	(45.1)	(11.2)	(12.0)	(13.0)	(8.9)	(62.9)	(15.0)	(16.8)	(18.4)	(12.7)	(130.6)
Non-sustaining capital (million)	**Sept 2021**	**(21.8)**	**(3.9)**	**(5.8)**	**(11.7)**	**(0.4)**	**(29.5)**	**(5.2)**	**(7.9)**	**(15.7)**	**(0.6)**	**(70.9)**
	June 2021	(20.4)	(3.1)	(8.1)	(8.5)	(0.7)	(26.4)	(4.0)	(10.5)	(11.0)	(0.9)	(89.9)
	Sept 2020	(12.6)	(4.7)	(2.7)	(4.9)	(0.3)	(17.7)	(6.7)	(3.8)	(6.8)	(0.3)	(22.3)
Total capital expenditure (million)	**Sept 2021**	**(87.3)**	**(27.2)**	**(20.8)**	**(28.4)**	**(10.9)**	**(118.3)**	**(36.9)**	**(28.3)**	**(38.2)**	**(14.8)**	**(331.8)**
	June 2021	(93.4)	(31.0)	(25.5)	(25.9)	(11.0)	(121.1)	(40.2)	(33.0)	(33.6)	(14.2)	(256.0)
	Sept 2020	(57.7)	(15.9)	(14.7)	(17.9)	(9.2)	(80.6)	(21.7)	(20.6)	(25.2)	(13.0)	(152.9)
All-in-sustaining costs (dollar per ounce)	**Sept 2021**	**1,018**	**955**	**1,214**	**873**	**1,267**	**1,386**	**1,302**	**1,651**	**1,186**	**1,716**	**542,660**
	June 2021	1,118	1,065	1,109	1,168	1,207	1,452	1,382	1,441	1,517	1,568	615,178
	Sept 2020	931	785	1,039	965	1,076	1,288	1,071	1,448	1,342	1,505	572,447
Total all-in-cost (dollar per ounce)	**Sept 2021**	**1,102#**	**996**	**1,322**	**1,015**	**1,281**	**1,499**	**1,358**	**1,800**	**1,378**	**1,736**	**567,550**
	June 2021	1,197	1,096	1,234	1,298	1,232	1,554	1,423	1,603	1,686	1,601	658,180
	Sept 2020	984	839	1,085	1,044	1,085	1,363	1,149	1,513	1,451	1,518	583,344

Average exchange rates were US$1 = R14.63, US$1 = R14.13 and US$1 = R16.91 for the September 2021, June 2021 and September 2020 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.74, A$1 = US$0.77 and A$1 = US$0.72 for the September 2021, June 2021 and September 2020 quarters, respectively.
Figures may not add as they are rounded independently.
\# The significant increase in AIC/oz to US$1,102/oz in Q3 2021 from US$984/oz in Q3 2020 is largely due to the appreciation of the Australian Dollar. The AIC/oz would have been US$1,079/oz in Q3 2021 if the exchange rate was normalised.

Review of Operations

Quarter ended 30 September 2021 compared with quarter ended 30 June 2021

Figures may not add as they are rounded independently.

South Africa region
South Deep

		Sept 2021	June 2021	% Variance
Ore mined	000 tonnes	419	399	5%
Waste mined	000 tonnes	60	48	25%
Total tonnes	000 tonnes	479	447	7%
Grade mined – underground reef	g/t	6.73	6.21	8%
Grade mined – underground total	g/t	5.88	5.54	6%
Gold mined	kg	2,820	2,477	14%
	000'oz	90.7	79.7	14%
Destress	m²	11,732	11,140	5%
Development	m	1,640	1,333	23%
Secondary support	m	4,343	3,560	22%
Backfill	m³	83,475	77,959	7%
Tonnes milled – underground reef	000 tonnes	430	389	11%
Tonnes milled - underground waste	000 tonnes	45	31	45%
Tonnes milled – surface	000 tonnes	280	347	(19)%
Total tonnes milled	000 tonnes	755	766	(1)%
Yield – underground reef	g/t	6.30	5.36	18%
Surface yield	g/t	0.13	0.09	44%
Total yield	g/t	3.63	2.76	32%
Gold produced	kg	2,744	2,112	30%
	000'oz	88.2	67.9	30%
Gold sold	kg	2,847	2,089	36%
	000'oz	91.5	67.2	36%
AISC	R/kg	542,660	615,178	(12)%
	US$/oz	1,155	1,350	(14)%
AIC	R/kg	567,550	658,180	(14)%
	US$/oz	1,208	1,443	(16)%
Sustaining capital expenditure	Rm	260.9	166.1	57%
	US$m	17.9	11.7	53%
Non-sustaining capital expenditure	Rm	70.9	89.9	(21)%
	US$m	4.8	6.3	(24)%
Total capital expenditure	Rm	331.8	256.0	30%
	US$m	22.7	18.0	26%

Gold production increased by 30% to 2,744kg (88,200oz) in the September quarter from 2,112kg (67,900oz) in the June quarter as a result of improved volumes, improved grade and improved yield. Improved volumes are as a result of improved stoping volumes whilst the improved grade is as a result of the improved volume mix relative to the June quarter and in line with the annual mine plan. Gold mined increased by 14% to 2,820kg (90,700oz) in the September quarter from 2,477kg (79,700oz) in the June quarter due to the increase in ore tonnes mined and improved broken grade.

Reef yield increased by 18% to 6.30g/t in the September quarter from 5.36g/t in the June quarter due to an increase in broken reef grade mainly as a result of improved stoping grades (8%) including on-reef development in higher grade areas with the addition of improved recoveries.

Total underground tonnes milled increased by 13% to 475kt in the September quarter from 420kt in the June quarter as a result of the increase in total tonnes broken, mined and hoisted. Surface tonnes milled decreased by 19% to 280kt in the September quarter from 347kt in the June quarter as treatment of surface tonnes was temporally slowed down due to cyanide shortages.

Development increased by 23% to 1,640 metres in the September quarter from 1,333 metres in the June quarter. Destress increased by 5% to 11,732m² in the September quarter from 11,140m² in the June quarter.

Secondary support installed increased by 22% to 4,343 metres in the September quarter from 3,560 metres in the June quarter, which is in line with improved development and destress performance. Backfill increased by 7% to 83,475m³ in the September quarter from 77,959m³ in the June quarter due to the increase in number of stopes available for backfilling.

All-in cost improved by 14% to R567,550/kg (US$1,208/oz) in the September quarter from R658,180/kg (US$1,443/oz) in the June quarter mainly driven by an increase in gold sold in the September quarter compared to the June quarter, partially offset by an increase in capital (solar plant) and operational expenditure (consumables as a result of production and price related increases, as well as Eskom winter tariffs and an increase in consumption) in the September quarter.

Sustaining capital expenditure increased by 57% to R260.9m (US$17.9m) in the September quarter from R166.1m (US$11.7m) in the June quarter mainly due to the delivery of electricity generating units (R35m), Solar Plant fencing and earthworks (R20m) and Doornpoort Phase 2 expansion (R31m).

Non-sustaining capital expenditure decreased by 21% to R70.9m (US$4.8m) in the September quarter from R89.9m (US$6.3m) in the June quarter due to a decrease in new mine infrastructure projects (conveyors, crushers and backfill pipe installations).

South Deep production for the December quarter is forecast to decrease compared to the September quarter as a result of scheduled critical maintenance work on key shaft infrastructure during Q4. This includes the replacement of the main man winder brakes and bushes as well as replacing the drum on the main rock winder. These activities will impact people and material logistics affecting productivities and cycle times over a period of approximately 28 days. In addition per the agreement concluded with organised labour the mine will shut down for the Christmas break from 23 December 2021 to 2 January 2022 (10 days).

West Africa region
Ghana
Tarkwa

		Sept 2021	June 2021	% Variance
Ore mined	000 tonnes	3,034	2,772	9%
Waste (Capital)	000 tonnes	15,361	15,353	—%
Waste (Operational)	000 tonnes	5,736	6,869	(16)%
Total waste mined	000 tonnes	21,097	22,222	(5)%
Total tonnes mined	000 tonnes	24,131	24,994	(3)%
Strip ratio	waste/ ore	7.0	8.0	(13)%
Grade mined	g/t	1.36	1.41	(4)%
Gold mined	000'oz	132.9	125.2	6%
Tonnes milled	000 tonnes	3,493	3,546	(1)%
Yield	g/t	1.21	1.18	3%
Gold produced	000'oz	135.7	134.4	1%
Gold sold	000'oz	135.7	134.4	1%
AISC	US$/oz	1,091	1,216	(10)%
AIC	US$/oz	1,091	1,216	(10)%
Sustaining capital expenditure	US$m	55.4	57.0	(3)%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	55.4	57.0	(3)%

Gold production increased by 1% to 135,700oz in the September quarter from 134,400oz in the June quarter due to higher yield. Yield increased by 3% to 1.21g/t in the September quarter from 1.18g/t in the June quarter due to higher grade processed. In the September quarter, 0.5Mt stockpiles at 0.85g/t were processed compared with 0.9Mt stockpiles at 0.76g/t in the June quarter, while ex-pit ore processed for the September quarter was 3Mt at 1.32g/t compared with 2.7Mt at 1.37g/t in the June quarter.

Total tonnes mined, including capital waste stripping, decreased by 3% to 24.1Mt in the September quarter from 25.0Mt in the June quarter in line with the mining sequence. Ore mined increased by 9% to 3.0Mt in the September quarter from 2.8Mt in the June quarter due to increased ore mining from Kobada and Teberebie pits. Operational waste decreased by 16% to 5.7Mt in the September quarter from 6.9Mt in the June quarter mainly due to a decrease in waste mining at the Akontansi pit, offset by an increase in activities at the Kobada pit. Strip ratio decreased by 13% to 7.0 in the September quarter from 8.0 in the June quarter due to increased ex-pit ore mined. Gold mined increased by 6% to 132.9koz in the September quarter from 125.2koz in the June quarter due to higher ore tonnes mined.

All-in cost decreased by 10% to US$1,091/oz in the September quarter from US$1,216/oz in the June quarter due to lower cost of sales before amortisation and depreciation, lower capital expenditure and higher gold sold.

Capital expenditure decreased by 3% to US$55.4m in the September quarter from US$57.0m in the June quarter due to timing of tailings storage facility construction. Tailings storage expenditure of US$2.7m in the September quarter compared with US$5.7m in the June quarter.

Damang

		Sept 2021	June 2021	% Variance
Ore mined	000 tonnes	1,948	2,207	(12)%
Waste (Capital)	000 tonnes	173	—	—%
Waste (Operational)	000 tonnes	3,570	3,477	3%
Total waste mined	000 tonnes	3,743	3,477	8%
Total tonnes mined	000 tonnes	5,690	5,684	—%
Strip ratio	waste/ ore	1.9	1.6	19%
Grade mined	g/t	1.40	1.53	(8)%
Gold mined	000'oz	87.8	108.2	(19)%
Tonnes milled	000 tonnes	1,167	1,170	—%
Yield	g/t	1.50	1.64	(9)%
Gold produced	000'oz	56.4	61.8	(9)%
Gold sold	000'oz	56.4	61.8	(9)%
AISC	US$/oz	823	778	6%
AIC	US$/oz	879	833	6%
Sustaining capital expenditure	US$m	4.3	3.3	30%
Non-sustaining expenditure	US$m	1.5	1.7	(12)%
Total capital expenditure	US$m	5.8	5.0	16%

Gold production decreased by 9% to 56,400oz in the September quarter from 61,800oz in the June quarter mainly due to lower yield. Yield decreased by 9% to 1.50g/t in the September quarter from 1.64g/t in the June quarter as a result of lower mined and feed grade.

Total tonnes mined in the September quarter remained similar at 5.7Mt. Ore tonnes mined decreased by 12% to 1.9Mt in the September quarter from 2.2Mt in the June quarter, while operational waste tonnes mined increased by 3% to 3.6Mt in the September quarter from 3.5Mt in the June quarter. The decrease in ore tonnes and increase in operational waste tonnes were mainly due to the mining sequence which required the mining of sumps to contain the rainwater during the wet season. In addition, some ore was inaccessible at the bottom of the pit during the wet season. Capital waste mined was 0.2Mt in the September quarter and nil in the June quarter due to the commencement of mining the

Huni pit in the September quarter 2021. Mined grade decreased by 8% to 1.40g/t in the September quarter from 1.53g/t in the June quarter due to mining through the scattered mineralisation in the dolerite intrusive in the northern portion of the pit.

Strip ratio increased by 19% to 1.9 in the September quarter from 1.6 in the June quarter due to lower ore tonnes mined in addition to the Huni waste stripping.

All-in cost increased by 6% to US$879/oz in the September quarter from US$833/oz in the June quarter mainly due to lower ounces sold and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Sustaining capital expenditure increased by 30% to US$4.3m in the September quarter from US$3.3m in the June quarter due to expenditure on Huni waste stripping and the East wall draping. Non-sustaining capital expenditure decreased by 12% to US$1.5m in the September quarter from to US$1.7m in the June quarter due to timing of the Far East Tailings Storage Facility (FETSF) stage 3 raise.

Asanko (Equity Accounted Joint Venture)

All figures in table on a 100% basis

		Sept 2021	June 2021	% Variance
Ore mined	000 tonnes	1,464	1,333	10%
Waste (Capital)	000 tonnes	559	1,221	(54)%
Waste (Operational)	000 tonnes	9,458	7,852	20%
Total waste mined	000 tonnes	10,017	9,073	10%
Total tonnes mined	000 tonnes	11,481	10,406	10%
Strip ratio	waste/ ore	6.8	6.8	—%
Grade mined	g/t	1.33	1.23	8%
Gold mined	000'oz	62.7	52.8	19%
Tonnes milled	000 tonnes	1,542	1,475	5%
Yield	g/t	1.00	1.06	(6)%
Gold produced	000'oz	49.5	50.4	(2)%
Gold sold	000'oz	48.4	53.3	(9)%
AISC	US$/oz	1,598	1,497	7%
AIC	US$/oz	1,697	1,595	6%
Sustaining capital expenditure	US$m	11.0	6.9	59%
Non-sustaining expenditure	US$m	1.4	2.6	(46)%
Total capital expenditure	US$m	12.4	9.4	32%

Gold production decreased by 2% to 49,500oz (100% basis) in the September quarter from 50,400oz (100% basis) in the June quarter mainly due to lower yield. The lower yield is mainly due to lower plant recoveries as a results of feeding "Cobra" material from the Esaase pit. The "Cobra" material is characterised by high organic carbon content which creates a preg-robbing situation in the leaching process. Mill feed in the September quarter was sourced primarily from Esaase, augmented with Akwasiso cut 3 and lower grade stockpiles.

Total tonnes mined increased by 10% to 11.5Mt in the September quarter from 10.4Mt in the June quarter. Waste tonnes mined increased by 10% to 10.0Mt in the September quarter from 9.1Mt in the June quarter due to stripping at Akwasiso cut 3. Ore tonnes mined increased by 10% to 1.5Mt in the September quarter from 1.3Mt in the June quarter with ore tonnes sourced primarily from the Esaase pit. Stripping of Akwasiso cut 3 continued during the September quarter contributing some ore to the plant.

All-in cost increased by 6% to US$1,697/oz in the September quarter from US$1,595/oz in the June quarter mainly due to lower gold sold and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Sustaining capital expenditure increased by 59% to US$11.0m in the September quarter from US$6.9m in the June quarter mainly due to timing of expenditure on the TSF stage 6 raise and deferred strip charge back. Non-sustaining capital expenditure decreased by 46% to US$1.4m in the September quarter from US$2.6m in the June quarter mainly due to timing of expenditure.

South America region
Peru
Cerro Corona

		Sept 2021	June 2021	% Variance
Ore mined	000 tonnes	2,880	1,932	49%
Waste mined	000 tonnes	5,705	5,474	4%
Total tonnes mined	000 tonnes	8,586	7,407	16%
Grade mined – gold	g/t	0.77	0.67	15%
Grade mined – copper	per cent	0.42	0.40	5%
Gold mined	000'oz	71.3	41.8	71%
Copper mined	000 tonnes	12,038	7,758	55%
Tonnes milled	000 tonnes	1,746	1,700	3%
Gold recovery	per cent	64.7	61.7	5%
Copper recovery	per cent	87.0	86.0	1%
Yield – Gold	g/t	0.60	0.43	40%
– Copper	per cent	0.42	0.35	20%
– Combined	eq g/t	1.24	0.97	28%
Gold produced	000'oz	32.3	22.5	44%
Copper produced	tonnes	7,083	5,688	25%
Total equivalent gold produced	000' eq oz	69.4	52.9	31%
Total equivalent gold sold	000' eq oz	59.9	50.8	18%
AISC	US$/oz	24	(78)	(131)%
AISC	US$/eq oz	805	1,014	(21)%
AIC	US$/oz	342	282	21%
AIC	US$/eq oz	951	1,165	(18)%
Sustaining capital expenditure	US$m	9.0	4.9	84%
Non-sustaining expenditure	US$m	8.5	7.1	20%
Total capital expenditure	US$m	17.5	12.0	46%

Gold equivalent production increased by 31% to 69,400oz in the September quarter from 52,900oz in the June quarter mainly due to higher gold and copper grades and higher recoveries as a result of better metallurgical conditions.

Total tonnes mined increased by 16% to 8.6Mt in the September quarter from 7.4Mt in the June quarter mainly due to an increase in ore mined of 49% to 2.9Mt in the September quarter from 1.9Mt in the June quarter and an increase in waste mined of 4% to 5.7Mt in the September quarter from 5.5Mt in the June quarter. This is in line with the low-grade ore stockpiling strategy and the waste recovery plan implemented at the end of 2020, through the deployment of additional mining fleet and equipment.

Gold and copper grades mined increased by 15% and 5% respectively, in line with the revised mining sequence after the slope instability issues at the eastern wall of the pit, which required cleaning and stabilisation. As a consequence, gold yield increased by 40% to 0.60g/t in the September quarter from 0.43g/t in the June quarter explained by the increase in gold grade processed and recovery. Copper yield increased by 20% to 0.42% in the September quarter from 0.35% in the June quarter.

All-in cost per gold ounce increased by 21% to US$342/oz in the September quarter from US$282/oz in the June quarter. The increase is mainly due to higher capital expenditure and a lower by-product credit in the September quarter as a result of the lower copper price received, partially offset by higher gold ounces sold and lower cost of sales before amortisation and depreciation. All-in cost per equivalent ounce decreased by 18% to US$951 per equivalent ounce in the September quarter from US$1,165 per equivalent ounce in the June quarter mainly due to higher equivalent gold ounces sold.

Unplanned COVID-19 related expenditure amounted to US$2.8m in the September quarter compared with US$3.2m in the June quarter.

Sustaining capital expenditure increased by 84% to US$9.0m in the September quarter from US$4.9m in the June quarter mainly due to an increase in construction activities at the tailing storage facility. Non-sustaining capital expenditure increased by 20% to US$8.5m in the September quarter from US$7.1m in the June quarter due to construction activities at the Arpón and Ana waste storage facilities related to the expansion to 2030. Construction activities at the tailings storage facility and waste storage facilities increased in the September quarter in order to take advantage of the improved conditions during the dry season.

Chile
Salares Norte

During Q3, Salares Norte construction progress continued to be impacted by the indirect effects of COVID-19 due to work force availability being largely affected by COVID-19. In addition, in July the site was further impacted by days lost due to snow events (10 days lost) although less severe than the ones in the June quarter. Towards the end of September, the project has commendably shown a positive change in the productivity trend as we move into the spring months.

Importantly, all of the critical path items are tracking plan. In addition, more than 95% of imported components have arrived in Chile, so the project is not expected to be delayed by shipping constraints currently being experienced globally. It is unlikely that the project will meet the previously guided 65% completion milestone by the end of 2021 and will probably be in the region of 62%. The project remains on track to deliver first gold by the end of Q1 2023.

Cash outflow of US$70.8m for the quarter, comprised mainly US$107.5m in capex, US$4.7m in exploration and US$5.5m in other costs, partially offset by a US$39.0m release of working capital and a credit of US$7.9m from the realised portion of the FX hedge.

Process plant construction continued as major targets were achieved at the crusher and conveyors foundations, stockpile tunnel concrete and backfilling. The SAG and Ball mill foundations were completed and mechanical installation commenced. Structural steel installation at the grinding area continued progressing and the bridge crane was erected. The installation of three out of four leaching tanks and five out of nine CIP tanks commenced. All plant thickeners foundations were completed and mechanical erection started. The filter plant progressed significantly in pre-cast and concrete installation.

The HME workshop main building structure was completed and siding and roofing installation is ongoing. Most of the concrete work in the area was completed and the focus has shifted to the electrical and auxiliary buildings terminations.

The fresh water system continued progressing with the 9km of steel pipe almost completed and progressing of the civil works for the pumping stations.

Pre-stripping of the Brecha Principal pit increased to 12.7Mt YTD compared to a plan of 9.7Mt. Waste stripping increased by 53% to 6.6Mt in the September quarter from 4.3Mt in the June quarter.

The team remains focused on exploring the greater district, with US$4.7m spent on district exploration in the September quarter compared with US$5.0m spent in the June quarter. Total metres drilled in the September quarter were 2,273 metres compared to 3,890 metres drilled in the March quarter.

Relocation of Chinchilla remains on hold until further notice from the authorities.

Australia region
St Ives

		Sept 2021	June 2021	% Variance
Underground				
Ore mined	000 tonnes	**514**	512	—%
Waste mined	000 tonnes	**224**	201	11%
Total tonnes mined	000 tonnes	**738**	713	4%
Grade mined	g/t	**5.01**	4.59	9%
Gold mined	000'oz	**82.9**	75.6	10%
Surface				
Ore mined	000 tonnes	**474**	233	103%
Surface waste (Capital)	000 tonnes	**1,500**	1,341	12%
Surface waste (Operational)	000 tonnes	**537**	642	(16)%
Total waste mined	000 tonnes	**2,037**	1,983	3%
Total tonnes mined	000 tonnes	**2,511**	2,217	13%
Grade mined	g/t	**1.79**	3.38	(47)%
Gold mined	000'oz	**27.3**	25.4	7%
Strip ratio	waste/ ore	**4.3**	8.5	(49)%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**988**	746	32%
Total grade mined	g/t	**3.47**	4.21	(18)%
Total tonnes mined	000 tonnes	**3,250**	2,930	11%
Total gold mined	000'oz	**110.2**	101.0	9%
Tonnes milled	000 tonnes	**1,025**	1,021	—%
Yield – underground	g/t	**4.28**	4.65	(8)%
Yield – surface	g/t	**1.53**	1.77	(14)%
Yield – combined	g/t	**2.85**	2.88	(1)%
Gold produced	000'oz	**94.0**	94.5	(1)%
Gold sold	000'oz	**94.0**	99.9	(6)%
AISC	A$/oz	**1,302**	1,382	(6)%
	US$/oz	**955**	1,065	(10)%
AIC	A$/oz	**1,358**	1,423	(5)%
	US$/oz	**996**	1,096	(9)%
Sustaining capital expenditure	A$m	**31.7**	36.2	(12)%
	US$m	**23.3**	27.9	(16)%
Non-sustaining capital expenditure	A$m	**5.2**	4.0	30%
	US$m	**3.9**	3.1	26%
Total capital expenditure	A$m	**36.9**	40.2	(8)%
	US$m	**27.2**	31.0	(12)%

Gold production decreased by 1% to 94,000oz in the September quarter from 94,500oz in the June quarter.

Waste mined from the underground mines increased by 11% to 224,000t in the September quarter from 201,000t in the June quarter due to increased operational waste mined at Invincible South.

Grade mined from the underground mines increased by 9% to 5.01g/t in the September quarter from 4.59g/t in the June quarter due to higher grade stopes mined at Invincible in accordance with the planned mining sequence. As a result of the increased grade, gold mined from the underground mines increased by 10% to 82,900oz in the September quarter from 75,600oz in the June quarter.

In the open pits, ore mined increased by 103% to 474,000t in the September quarter from 233,000t in the June quarter with the Delta island open pit transitioning into ore production during the quarter.

Capital waste tonnes mined increased by 12% to 1,500,000t in the September quarter from 1,341,000t in the June quarter and operational waste tonnes mined decreased by 16% to 537,000t in the September quarter from 642,000t in the June quarter with a focus on the pre-stripping of Delta island open pit in the first part of the quarter.

Surface mined grade decreased by 47% to 1.79g/t in the September quarter from 3.38g/t in the June quarter with the majority of ore sourced from the lower grade portions of the Delta island pit, following the extraction of higher grade ore from the Neptune pit in the June quarter.

All-in cost decreased by 5% to A$1,358/oz (US$996/oz) in the September quarter from A$1,423/oz (US$1,096/oz) in the June quarter due to lower cost of sales before amortisation and depreciation as a result of a gold inventory credit to cost of A$17.3m (US$13.2m) in the September quarter with more ore being mined than processed compared with a charge to cost of A$6.5m (US$5.0m) in the June quarter, where ore was being drawn from stockpiles. Total capital expenditure was also lower in the September quarter.

Sustaining capital expenditure decreased by 12% to A$31.7m (US$23.3m) in the September quarter from A$36.2m (US$27.9m) in the June quarter, following completion of the new paste plant at the Invincible underground mine during the quarter, partially offset by an increase in capital waste tonnes mined. Non-sustaining capital expenditure increased by 30% to A$5.2m (US$3.9m) in the September quarter from A$4.0m (US$3.1m) in the June quarter due to increased exploration drilling.

Agnew

		Sept 2021	June 2021	% Variance
Underground ore mined	000 tonnes	**260**	264	(2)%
Underground waste mined	000 tonnes	**220**	226	(3)%
Total tonnes mined	000 tonnes	**480**	489	(2)%
Grade mined – underground	g/t	**6.11**	7.15	(15)%
Gold mined	000'oz	**51.2**	60.6	(16)%
Tonnes milled	000 tonnes	**307**	329	(7)%
Yield	g/t	**5.44**	5.75	(5)%
Gold produced	000'oz	**53.8**	60.8	(12)%
Gold sold	000'oz	**53.1**	64.6	(18)%
AISC	A$/oz	**1,651**	1,441	15%
	US$/oz	**1,214**	1,109	9%
AIC	A$/oz	**1,800**	1,603	12%
	US$/oz	**1,322**	1,234	7%
Sustaining capital expenditure	A$m	**20.4**	22.5	(9)%
	US$m	**15.0**	17.4	(14)%
Non-sustaining capital expenditure	A$m	**7.9**	10.5	(25)%
	US$m	**5.8**	8.1	(28)%
Total capital expenditure	A$m	**28.3**	33.0	(14)%
	US$m	**20.8**	25.4	(18)%

Gold production decreased by 12% to 53,800oz in the September quarter from 60,800oz in the June quarter due to lower grade of ore mined and processed and a decrease in tonnes milled.

Mined grade decreased by 15% to 6.11g/t in the September quarter from 7.15g/t in the June quarter due to sequencing constraints within the Sheba area of New Holland with lower grade blocks only available to be mined during the September quarter, compared to high grade mining blocks that were available to be mined from Sheba during the June quarter. Continued labour shortages within both Gold Fields and the contractor's workforce have impacted on tonnage movement for the quarter. As a result of the decrease in grade, gold mined decreased by 16% to 51,200oz in the September quarter from 60,600oz in the June quarter.

All-in cost increased by 12% to A$1,800/oz (US$1,322/oz) in the September quarter from A$1,603/oz (US$1,234/oz) in the June quarter due to decreased gold sold, partially offset by lower cost of sales before amortisation and depreciation as well as lower capital expenditure.

Sustaining capital expenditure decreased by 9% to A$20.4m (US$15.0m) in the September quarter from A$22.5m (US$17.4m) in the June quarter due to lower mine development at Waroonga. Non-sustaining capital expenditure decreased by 25% to A$7.9m (US$5.8m) in the September quarter from A$10.5m (US$8.1m) in the June quarter with reduced expenditure on the mill crushing circuit expansion.

Granny Smith

		Sept 2021	June 2021	% Variance
Underground ore mined	000 tonnes	**404**	433	(7)%
Underground waste mined	000 tonnes	**278**	260	7%
Total tonnes mined	000 tonnes	**682**	693	(2)%
Grade mined – underground	g/t	**6.69**	4.99	34%
Gold mined	000'oz	**87.0**	69.4	25%
Tonnes milled	000 tonnes	**400**	438	(9)%
Yield	g/t	**6.13**	4.52	36%
Gold produced	000'oz	**78.9**	63.6	24%
Gold sold	000'oz	**82.0**	65.4	25%
AISC	A$/oz	**1,186**	1,517	(22)%
	US$/oz	**873**	1,168	(25)%
AIC	A$/oz	**1,378**	1,686	(18)%
	US$/oz	**1,015**	1,298	(22)%
Sustaining capital expenditure	A$m	**22.5**	22.6	—%
	US$m	**16.7**	17.4	(4)%
Non-sustaining capital expenditure	A$m	**15.7**	11.0	43%
	US$m	**11.7**	8.5	38%
Total capital expenditure	A$m	**38.2**	33.7	13%
	US$m	**28.4**	25.9	10%

Gold production increased by 24% to 78,900oz in the September quarter from 63,600oz in the June quarter due to increased grade of ore mined and processed.

Grade mined increased by 34% to 6.69g/t in the September quarter from 4.99g/t in the June quarter due to increased development and stoping grades in zones Z110 and Z120.

Gold mined increased by 25% to 87,000oz in the September quarter from 69,400oz in the June quarter, following the 34% increase in grade mined, partially offset by a 7% reduction in ore tonnes mined, from 433,000t in the June quarter to 404,000t in the September quarter.

All-in cost decreased by 18% to A$1,378/oz (US$1,015/oz) in the September quarter from A$1,686/oz (US$1,298/oz) in the June quarter due to increased gold sold, partially offset by increased capital expenditure. Sustaining capital expenditure remained similar at A$22.5m (US$16.7m) in the September quarter. Non-sustaining capital expenditure increased by 43% to A$15.7m (US$11.7m) in the September quarter from A$11.0m (US$8.5m) in the June quarter due to increased development in the Z135 area and the second decline. When completed, the second decline will provide a reduction in current congestion in the main decline and will support short interval control measures to maintain the production profile.

Gruyere

		Sept 2021	June 2021	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**2,591**	2,602	—%
Waste (Capital)	000 tonnes	**6,432**	7,348	(12)%
Waste (Operational)	000 tonnes	**1,384**	73	1,796%
Total waste mined	000 tonnes	**7,815**	7,421	5%
Total tonnes mined	000 tonnes	**10,407**	10,023	4%
Grade mined	g/t	**0.88**	0.87	1%
Gold mined	000'oz	**73.5**	72.7	1%
Strip ratio	waste/ore	**3.0**	2.9	3%
Tonnes milled	000 tonnes	**2,101**	1,986	6%
Yield	g/t	**0.88**	0.83	6%
Gold produced	000'oz	**59.4**	53.1	12%
Gold sold	000'oz	**60.7**	56.8	7%
AISC	A$/oz	**1,716**	1,568	9%
	US$/oz	**1,267**	1,207	5%
AIC	A$/oz	**1,736**	1,601	8%
	US$/oz	**1,281**	1,232	4%
Sustaining capital expenditure – 50% basis	A$m	**14.2**	13.3	7%
	US$m	**10.5**	10.3	2%
Non-sustaining capital expenditure – 50% basis	A$m	**0.6**	0.9	(33)%
	US$m	**0.4**	0.7	(43)%
Total capital expenditure – 50% basis	A$m	**14.8**	14.2	4%
	US$m	**10.9**	11.0	(1)%

Gold production increased by 12% to 59,400oz in the September quarter from 53,100oz in the June quarter due to increased tonnes milled as well as increased grade of ore processed.

Capital waste tonnes mined decreased by 12% to 6.43Mt in the September quarter from 7.35Mt in the June quarter and operational waste tonnes mined increased to 1.38Mt in the September quarter from 0.07Mt in the June quarter with Stage 2 of the Gruyere pit moving out of the pre-strip phase to more operational waste stripping in the latter portion of the September quarter.

All-in cost increased by 8% to A$1,736/oz (US$1,281/oz) in the September quarter from A$1,601/oz (US$1,232/oz) in the June quarter primarily due to an increase in cost of sales before amortisation and depreciation driven by a A$2.5m (US$1.8m) increase in processing cost associated with continued over expenditure in the maintenance area related to overcoming reliability issues around the grinding circuit, an increase in operational waste tonnes mined and a net decrease in the GIP credit to cost of A$1.7m (US$1.5m), partially offset by increased gold sales. Improvements in the processing area are expected to be completed by the end of Q1 2022.

Sustaining capital expenditure (on a 50% basis) increased by 7% to A$14.2m (US$10.5m) in the September quarter from A$13.3m (US$10.3m) in the June quarter with increased expenditure on a lift at the tailings facility, partially offset by a reduction in capital waste tonnes mined. Non-sustaining capital expenditure decreased by 33% to A$0.6m (US$0.4m) in the September quarter from A$0.9m (US$0.7m) in the June quarter due to a decrease in exploration drilling.

Underground and surface

Imperial ounces with metric tonnes and grade		Total Mine operations including equity accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	Asanko 45%	South America Region — Peru — Cerro Corona	Australia Region — Australia — Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**Sept 2021**	**1,598**	**419**	**—**	**—**	**—**	**—**	**—**	**1,179**	**514**	**260**	**404**	**—**
	June 2021	1,608	399	—	—	—	—	—	1,209	512	264	433	—
	Sept 2020	1,511	341	—	—	—	—	—	1,169	467	297	405	—
– underground waste	**Sept 2021**	**782**	**60**	**—**	**—**	**—**	**—**	**—**	**722**	**224**	**220**	**278**	**—**
	June 2021	735	48	—	—	—	—	—	687	201	226	260	—
	Sept 2020	550	25	—	—	—	—	—	525	161	184	180	—
– surface ore	**Sept 2021**	**10,290**		**5,640**	**3,034**	**1,948**	**659**	**2,880**	**1,770**	**474**	**—**	**—**	**1,296**
	June 2021	9,046	—	5,579	2,772	2,207	600	1,932	1,534	233	—	—	1,301
	Sept 2020	8,399	—	5,309	2,613	2,265	431	1,700	1,390	461	—	—	929
– total	**Sept 2021**	**12,670**	**479**	**5,640**	**3,034**	**1,948**	**659**	**2,880**	**3,671**	**1,212**	**480**	**682**	**1,296**
	June 2021	11,389	447	5,579	2,772	2,207	600	1,932	3,430	947	489	693	1,301
	Sept 2020	10,460	366	5,309	2,613	2,265	431	1,700	3,085	1,090	480	586	929
Grade mined (grams per tonne) – underground ore	**Sept 2021**	**6.1**	**6.7**	**—**	**—**	**—**	**—**	**—**	**5.8**	**5.0**	**6.1**	**6.7**	**—**
	June 2021	5.5	6.2	—	—	—	—	—	5.3	4.6	7.1	5.0	—
	Sept 2020	5.9	6.4	—	—	—	—	—	5.8	5.6	6.4	5.6	—
– surface ore	**Sept 2021**	**1.2**	**—**	**1.4**	**1.4**	**1.4**	**1.3**	**0.8**	**1.1**	**1.8**	**—**	**—**	**0.9**
	June 2021	1.2	—	1.4	1.4	1.5	1.2	0.7	1.3	3.4	—	—	0.9
	Sept 2020	1.3	—	1.5	1.4	1.6	1.4	0.9	1.3	1.8	—	—	1.0
– total	**Sept 2021**	**1.8**	**5.9**	**1.4**	**1.4**	**1.4**	**1.3**	**0.8**	**3.0**	**3.5**	**6.1**	**6.7**	**0.9**
	June 2021	1.8	5.5	1.4	1.4	1.5	1.2	0.7	3.0	4.2	7.1	5.0	0.9
	Sept 2020	2.0	5.9	1.5	1.4	1.6	1.4	0.9	3.4	3.7	6.4	5.6	1.0
Gold mined (000 ounces)* – underground ore	**Sept 2021**	**311.7**	**90.7**	**—**	**—**	**—**	**—**	**—**	**221.0**	**82.9**	**51.2**	**87.0**	**—**
	June 2021	285.3	79.7	—	—	—	—	—	205.7	75.6	60.6	69.4	—
	Sept 2020	288.9	69.9	—	—	—	—	—	219.0	84.7	61.0	73.3	—
– surface ore	**Sept 2021**	**384.3**	**—**	**248.9**	**132.9**	**87.8**	**28.2**	**71.3**	**64.1**	**27.3**	**—**	**—**	**36.8**
	June 2021	360.8	—	257.2	125.2	108.2	23.8	41.8	61.7	25.4	—	—	36.4
	Sept 2020	355.3	—	251.0	117.7	114.6	18.7	47.5	56.8	26.1	—	—	30.7
– total	**Sept 2021**	**696.0**	**90.7**	**248.9**	**132.9**	**87.8**	**28.2**	**71.3**	**285.1**	**110.2**	**51.2**	**87.0**	**36.8**
	June 2021	646.1	79.7	257.2	125.2	108.2	23.8	41.8	267.4	101.0	60.6	69.4	36.4
	Sept 2020	644.2	69.9	251.0	117.7	114.6	18.7	47.5	275.8	110.8	61.0	73.3	30.7
Ore milled/treated (000 tonnes) – underground ore	**Sept 2021**	**1,631**	**430**	**—**	**—**	**—**	**—**	**—**	**1,201**	**493**	**307**	**400**	**—**
	June 2021	1,550	389	—	—	—	—	—	1,161	394	329	438	—
	Sept 2020	1,571	329	—	—	—	—	—	1,242	483	334	425	—
– underground waste	**Sept 2021**	**45**	**45**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	June 2021	31	31	—	—	—	—	—	—	—	—	—	—
	Sept 2020	6	6	—	—	—	—	—	—	—	—	—	—
– surface ore	**Sept 2021**	**8,962**	**280**	**5,354**	**3,493**	**1,167**	**694**	**1,746**	**1,582**	**532**	**—**	**—**	**1,051**
	June 2021	9,046	347	5,379	3,546	1,170	664	1,700	1,620	628	—	—	993
	Sept 2020	8,856	228	5,295	3,468	1,167	660	1,751	1,583	639	—	—	944
– total	**Sept 2021**	**10,638**	**755**	**5,354**	**3,493**	**1,167**	**694**	**1,746**	**2,783**	**1,025**	**307**	**400**	**1,051**
	June 2021	10,627	766	5,379	3,546	1,170	664	1,700	2,781	1,021	329	438	993
	Sept 2020	10,433	563	5,295	3,468	1,167	660	1,751	2,825	1,122	334	425	944
Yield (Grams per tonne) – underground ore	**Sept 2021**	**5.5**	**6.3**	**—**	**—**	**—**	**—**	**—**	**5.2**	**4.3**	**5.4**	**6.1**	**—**
	June 2021	5.0	5.4	—	—	—	—	—	4.9	4.6	5.7	4.5	—
	Sept 2020	5.2	6.1	—	—	—	—	—	4.9	4.2	5.8	5.1	—
– surface ore	**Sept 2021**	**1.2**	**0.1**	**1.2**	**1.2**	**1.5**	**1.0**	**1.2**	**1.1**	**1.5**	**—**	**—**	**0.9**
	June 2021	1.2	0.1	1.3	1.2	1.6	1.1	1.0	1.2	1.8	—	—	0.8
	Sept 2020	1.1	0.1	1.2	1.1	1.6	1.0	0.9	1.1	1.2	—	—	0.9
– combined	**Sept 2021**	**1.8**	**3.6**	**1.2**	**1.2**	**1.5**	**1.0**	**1.2**	**2.9**	**2.9**	**5.4**	**6.1**	**0.9**
	June 2021	1.7	2.8	1.3	1.2	1.6	1.1	1.0	2.7	2.9	5.7	4.5	0.8
	Sept 2020	1.7	3.6	1.2	1.1	1.6	1.0	0.9	2.7	2.5	5.8	5.1	0.9
Gold produced (000 ounces)* – underground ore	**Sept 2021**	**287.7**	**87.1**	**—**	**—**	**—**	**—**	**—**	**200.6**	**67.9**	**53.8**	**78.9**	**—**
	June 2021	250.1	66.9	—	—	—	—	—	183.2	58.8	60.8	63.6	—
	Sept 2020	260.4	64.3	—	—	—	—	—	196.1	64.9	62.1	69.1	—
– surface ore	**Sept 2021**	**340.7**	**1.1**	**214.4**	**135.7**	**56.4**	**22.3**	**69.4**	**55.8**	**26.1**	**—**	**—**	**29.7**
	June 2021	335.1	1.0	218.9	134.4	61.8	22.7	52.9	62.3	35.7	—	—	26.6
	Sept 2020	315.9	0.6	211.2	127.3	61.9	22.0	50.5	53.5	25.5	—	—	28.0
– total	**Sept 2021**	**628.4**	**88.2**	**214.4**	**135.7**	**56.4**	**22.3**	**69.4**	**256.3**	**94.0**	**53.8**	**78.9**	**29.7**
	June 2021	585.2	67.9	218.9	134.4	61.8	22.7	52.9	245.5	94.5	60.8	63.6	26.6
	Sept 2020	576.3	64.9	211.2	127.3	61.9	22.0	50.5	249.6	90.5	62.1	69.1	28.0
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne) – underground	**Sept 2021**	**130**	**160**	**—**	**—**	**—**	**—**	**—**	**118**	**113**	**134**	**112**	**—**
	June 2021	134	177	—	—	—	—	—	119	120	126	112	—
	Sept 2020	114	168	—	—	—	—	—	100	88	115	101	—
– surface	**Sept 2021**	**29**	**30**	**29**	**21**	**46**	**42**	**28**	**27**	**34**	**—**	**—**	**23**
	June 2021	28	18	31	24	50	40	25	25	29	—	—	22
	Sept 2020	28	6	32	21	59	42	20	28	39	—	—	19
– total	**Sept 2021**	**45**	**112**	**29**	**21**	**46**	**42**	**28**	**66**	**72**	**134**	**112**	**23**
	June 2021	44	105	31	24	50	40	25	64	64	126	112	22
	Sept 2020	41	102	32	21	59	42	20	59	60	115	101	19

* Excludes surface material at South Deep.

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. Dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2020 and the annual report on Form 20-F for the fiscal year ended 31 December 2020. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

Administration and corporate information

Corporate secretary

Anre Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: anre.weststrate@goldfields.com

Registered office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:

BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign

Sponsor

J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries

South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom

Link Group
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus[†] (Chairperson) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani[#†] PJ Bacchus[*†] TP Goodlace[†]
PG Sibiya[†] SP Reid[^†] YGH Suleman[†]

^ Australian * British # Ghanaian
† Independent Director • Non-independent Director



GOLD FIELDS

www.goldfields.com